UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

Sprague Resources LP
(Name of Issuer)

Common Partnership Interest
(Title of Class of Securities)

849343108
(CUSIP Number)

Stephen Hendel
Managing Director
Hartree Partners GP, LLC
1185 Ave of the Americas, New York, NY 10036
(212) 536-8430
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1	NAME OF REPORTING PERSON
Hartree Bulk Storage, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,375,000 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Solely in its capacity as the direct owner of 1,375,000 common units.


1	NAME OF REPORTING PERSON
HP Bulk Storage Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|
3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
1,375,000 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,375,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.00% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Solely in its capacity as the managing member of Hartree Bulk Storage, LLC.


1	NAME OF REPORTING PERSON
Hartree Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,086,858 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,086,858 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,086,858 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10% (1)

14	TYPE OF REPORTING PERSON
PN

(1)	Solely in its capacity as the direct owner of 2,086,858 common units.


1	NAME OF REPORTING PERSON
Hartree Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  |X|
(b)  |_|

3	SEC USE ONLY

SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)
|_|
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH	7	SOLE VOTING POWER
0
8	SHARED VOTING POWER
2,086,858 (1)

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,086,858 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,086,858 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
|_|

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.10% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Solely in its capacity as the general partner of Hartree Partners, LP.


This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") relates to the common units representing limited partner interests ("common units") of Sprague Resources LP, a Delaware limited partnership (the "Partnership" or the "Issuer"), and amends and supplements Amendment No. 1, filed with the Securities and Exchange Commission on June 4, 2020 ("Amendment No. 1"), which amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission on April 8, 2020 (the "Original 13D"). Between June 16th and September 29th, 2020, Hartree Partners, LP, a Delaware limited partnership ("Hartree"), purchased 236,858 common units , resulting in a change of more than 1% in its beneficial ownership of the common units outstanding. This Amendment No. 2 is being filed to reflect such change of more than 1% in beneficial ownership of the common units outstanding by the Reporting Persons. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Original 13D.
Item 2. Identity and Background
      Item 2(a) - (c), (f) of the Original 13D is hereby amended and restated in its entirety as follows:
      (a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the "Reporting Persons"):


(i.)
Hartree Bulk Storage, LLC, a Delaware limited liability company
("Hartree Bulk Storage"), solely in its capacity as the direct owner of 1,375,000 common units;

(ii.)
HP Bulk Storage Manager, LLC ("HP Bulk Storage Manager"), solely in its capacity as the managing member of Hartree Bulk Storage. The management committee of HP Bulk Storage Manager is comprised of three members and such committee establishes the trading guidelines of Hartree Bulk Storage;

(iii.)
Hartree Partners, LP, a Delaware limited partnership ("Hartree"), solely in its capacity as the direct owner of 2,086,858 common units; and

(iv.)
Hartree Partners GP, LLC, a Delaware limited liability company ("Hartree GP"), solely in its capacity as the general partner of Hartree. The management committee of Hartree GP is comprised of six members and such committee establishes the trading guidelines of Hartree. Hartree GP is also the general partner of an entity that holds membership interests in Hartree Bulk Storage. However, Hartree GP does not have voting or investment power over the common units held by Hartree Bulk Storage.

The Reporting Persons have entered into a joint filing agreement, dated as of June 4, 2020, a copy of which is attached to Amendment No. 1 as Exhibit B.

Set forth in Annex B to Amendment No. 1 is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the "Covered Persons"), and Annex B is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of Hartree Bulk Storage, LLC, HP Bulk Storage Manager, LLC, Hartree Partners, LP and Hartree Partners GP, LLC is 1185 Ave of the Americas, New York, NY 10036.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

Between June 16th and September 29th, 2020, Hartree purchased in open market transactions, 236,858 common units, at prices ranging from $14.9223 to $15.5911, for a total consideration of $3,601,283.48. The source of funds for such transactions was the capital contributions of its limited partners. No borrowed funds were used to purchase such common units.


Item 5. Interest in Securities of the Issuer

Item 5(a, b) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this
Schedule 13D are based on a total of 22,922,902 common units of the Issuer outstanding as of August 6, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. As of the date hereof, (i) each of Hartree Bulk Storage and HP Bulk Storage Manager may be deemed to be the beneficial owner of 1,375,000 common units, which represents approximately 6.00% of the total outstanding common units and (ii) each of Hartree and Hartree GP may be deemed to be the beneficial owner of 2,086,858 common units, which represents approximately 9.10% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of
Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 7. Material to be Filed as Exhibits.

Exhibit B: Joint Filing Agreement


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 30, 2020


HARTREE BULK STORAGE, LLC
By: HP BULK STORAGE MANAGER, LLC
Its: Managing Member

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



HP BULK STORAGE MANAGER, LLC

By:/s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory



HARTREE PARTNERS, LP
By: HARTREE PARTNERS GP, LLC
Its: General Partner

By: /s/ Stephen Hendel
Name: Stephen Hendel

Title: Authorized Signatory



HARTREE PARTNERS GP, LLC

By: /s/ Stephen Hendel
Name: Stephen Hendel
Title: Authorized Signatory